UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) of the securities exchange act of 1934

For the transition period from                          to

Commission File Number 1-9684

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

(Employer Identification Number 33-0147725, Plan Number 002)
(Full title of plan)

ANGELO AND MAXIE’S, INC.

(Name of issuer of securities held pursuant to the plan)

640 N. LaSalle, Suite 295, Chicago, Illinois, 60610

(Address of principal executive offices of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chart House Enterprises, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

Date: June 27, 2003	/s/ KENNETH R. POSNER
Kenneth R. Posner
President and Chief Executive Officer
Angelo and Maxie’s, Inc.

Independent Auditors’ Report

To the 401(k) Plan Committee of
Chart House Enterprises, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Chart House Enterprises, Inc. 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Chart House Enterprises, Inc. 401(k) Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations.  Those auditors expressed an unqualified opinion on those financial statements and financial statement schedule in their report dated May 31, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III-schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Board of Directors of Angelo and Maxie’s Inc., the Plan’s sponsor terminated the Plan as of September 30, 2002.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated to the liquidation basis in the 2002 financial statements.

/s/ KPMG LLP
Chicago, Illinois
June 27, 2003

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Employer Identification Number 33-0147725, Plan Number 002)

	December 31, 2002	December 31, 2001

ASSETS
Investments, at fair value (Note 3)	$508,969	$3,967,741
Receivables:
Participant contributions	—	9,835
Company contributions	—	1,577
Total receivables	—	11,412
Total assets	508,969	3,979,153

PAYABLES
Miscellaneous payable	—	24,990

NET ASSETS AVAILABLE FOR BENEFITS	$508,969	$3,954,163

The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

(Employer Identification Number 33-0147725, Plan Number 002)

Year ended December 31, 2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (loss) (Note 2):
Net depreciation in fair value of investments	$(709,242)
Interest and dividends	51,865
Total investment income (loss)	(657,377)
Contributions:
Participant	363,897
Company	25,815
Total contributions	389,712
Total additions to net assets	(267,665)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	3,157,112
Administrative fees	20,417
Total deductions from net assets	3,177,529

Net decrease	(3,445,194)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	3,954,163
End of year	$508,969

The accompanying notes are an integral part of this statement.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

(Employer Identification Number 33-0147725, Plan Number 002)

1.                                      PLAN DESCRIPTION

Effective January 1, 1986, as amended on January 1, 1996, Angelo and Maxie’s, Inc., formerly known as Chart House Enterprises, Inc., (the “Company”) established the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan and effective January 1, 1996, established the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.  Effective December 31, 2001, the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan merged into the Chart House Enterprises, Inc. Restaurant Employees 401 (k) Plan, and the name was changed to Chart House Enterprises, Inc. 401(k) Plan (the “Plan”) effective January 1, 2002.

The Plan was terminated as of September 30, 2002 by the Board of Directors of the Company, at which time all participants in the Plan at that date became fully vested.  The Company anticipates the Plan assets to be fully distributed within twelve months of December 31, 2002.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The following is a brief description of the Plan.  Participants should refer to the Plan document for more information.

The Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the “Trustee”).  Participation in the Plan was available to substantially all restaurant and corporate employees who have completed at least six months and 500 hours of service and who have reached the age of 21.

Contributions

Contributions to the Plan were made by the participants and were matched by the Company.  Participants were allowed to contribute from 1% to 10% of their compensation.  The Company made a basic matching contribution of 25% of the first 5% of a participant’s contribution, not to exceed 1.25% of employees’ earnings or $1,250 for the Plan Year, whichever is less.  The Plan also allowed the Company to make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant’s contribution, not to exceed $1,250 or 1.25% of employees’ earnings, whichever is less, if the Company met or exceeded targeted results of operations, as determined by the Board of Directors.  There were no supplemental contributions for the 2002 Plan Year.

Total pretax contributions by participants for 2002 are limited to $11,000.  Section 415(c) of the Internal Revenue Code (“IRC”) limits the total amount of contributions for 2002 from all qualified defined contribution plans to the lesser of 100% of a participant’s annual taxable earnings or $40,000.  Miscellaneous payable at December 31, 2001 on the Statement of Net Assets is related to contributions payable to participants that reached the IRS limits.  Participant contributions are invested by the Trustee in one or more specified funds as designated by each participant.  Company contributions are invested based upon the participant’s election to their investment account.

Vesting

Participants are immediately vested in their own contributions and any investment earnings thereon.  Vesting in the Company’s matching contributions and any investment earnings thereon is based on years of service.  A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the participant’s share of the Company’s contributions, together with earnings and losses thereon.  Forfeitures of nonvested amounts are to be used solely to offset future Company matching contributions.  There were no forfeited nonvested amounts during the year ended December 31, 2002.

Payment of Benefits

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or installments.  If the termination of service is for any other reason, distribution of benefits will be made in a lump-sum payment.  Participants may apply for hardship distributions under certain circumstances.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the liquidation basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which did not result in material differences from the Plan’s prior year basis of the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Most investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the Trustee.  A majority of the Stable Value Fund is invested in guaranteed investment contracts.  Investments in this fund are valued at contract value, which the Trustee has determined to approximate fair value.  The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 5.22% and 6.0% for the years ended December 31, 2002 and 2001, respectively.

Interest income is recorded on the accrual basis.  Purchases and sale of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Distributions are recorded when paid.

3.                                      INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31, 2002	December 31, 2001
Scudder Growth and Income Fund	$154,457	$1,369,777
Scudder Pathway Moderate Fund	119,930	887,717
Scudder Stable Value Fund	85,672	523,113
Scudder Income Fund	73,261	346,901
Janus Mercury Fund	—	217,576

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $709,242 as follows:

Mutual funds	$(655,768)
Common stock	(53,474)
$(709,242)

The Plan provided for investments in common stock and mutual funds that, in general, were exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.                                      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

5.                                      ADMINISTRATIVE EXPENSES

The Company pays the Plan’s administrative expenses.  These expenses include, but are not limited to, trustee, legal, and accounting fees.  The Plan pays recordkeeping, trustee, and loan fees from the Plan assets and are reflected on the statement of changes in net assets available for benefits as administrative fees.

6.                                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Scudder Trust Company.  Scudder Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, certain Plan investments are common shares of the Company.  The Company is the Administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.                                      NONEXEMPT TRANSACTIONS

During 2002, certain employee contributions were temporarily held by the Company and not deposited to the employee accounts maintained by the Trustee within the time requirements as established by ERISA.  The Company accounted for these amounts as loans from the Plan and reimbursed the Plan and the individual employee accounts for interest ($132) on the funds borrowed during the related period.  These transactions are summarized in Schedule G.

8.                                      RECONCILIATION TO FORM 5500

At December 31, 2002 and 2001, the Plan had $0 and $19,924, respectively, of pending distributions to participants.  This amount is recorded as a liability in the Plan’s Form 5500; however, this amount is not recorded as a liability in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$508,969	$3,954,163
Amounts allocated to withdrawing participants	—	(19,924)
Net assets available for benefits per the Form 5500	$508,969	$3,934,239

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2002	2001
Benefits paid to participants per the financial statements	$3,157,112	$367,714
Add: Amounts allocated to withdrawing participants at end of year	—	19,924
Less: Amounts allocated to withdrawing participants at beginning of year	(19,924)	—
Benefits paid to participants per Form 5500	$3,137,188	$387,638

Schedule G

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

SCHEDULE G, PART III -
SCHEDULE OF NONEXEMPT TRANSACTIONS

For the Year Ended December 31, 2002

(Employer Identification Number 33-0147725, Plan Number 002)

Identity of party involved	Relationship of Plan, employer or other party in interest	Description of transaction, including maturity date, rate of interest, collateral, par or maturity value	Amount loaned	Interest incurred on loan

Angelo and Maxie's, Inc.	Plan Sponsor	Lending of monies from the Plan to the Plan Sponsor (contributions not remitted to the Plan on time) on July 5, 2002, maturity September 5, 2002, with a return rate of 8.33% for the loan period (based on the best performing fund)	$1,584.22	$131.97

See accompanying independent auditors' report.

Schedule H

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(Employer Identification Number 33-0147725, Plan Number 002)

December 31, 2002

Identity of party involved/description	# of shares/units	Fair value

*SCUDDER TRUST COMPANY
Growth and Income Fund	9,665.54	$154,457
Pathway Moderate Fund	13,121.49	119,930
Stable Value Fund	85,672.23	85,672
Income Fund	5,723.54	73,261
Large Company Value Fund	626.05	11,469
Pathway Growth Fund	766.41	7,488
Large Company Growth Fund	404.47	7,285
21st Century Growth Fund	689.39	6,818
International Fund	123.14	3,738
Pathway Conservative Fund	37.53	381
JANUS MERCURY FUND	1,210.74	17,870
*ANGELO AND MAXIE'S COMPANY STOCK FUND	6,749.61	20,600
Total investments held		$508,969

*Party in interest.

See accompanying independent auditors' report.

Exhibit Index

Annual Report on Form 11-K

Exhibit No.	Description

23.1	Consent of Independent Public Accountants
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002